Exhibit 99.1

DHT Holdings, Inc. reports fourth quarter 2012 results

ST. HELIER, CHANNEL ISLANDS, January 29, 2013 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)

	Q4 2012	Q3 2012	Q2 2012	Q1 2012	2012	2011
Net Revenue	16.9	18.0	23.7	28.3	86.4	100.1
EBITDA*	9.8	7.3	11.0	15.0	43.1	52.7
Adjusted Net Income**	0.6	(4.9)	3.5	6.9	6.0	14.8
Adjusted EPS**	0.04	(0.32)	0.30	1.29	0.39	2.83
Interest bearing debt	212.7	216.7	219.8	267.4	212.7	280.6
Cash	71.3	72.2	70.9	29.6	71.3	42.6
Dividend***	0.02	0.02	0.24	0.24	0.52	3.12
Fleet (dwt)	2,086,315	2,086,315	2,384,602	2,574,304	2,086,315	2,574,304
Spot days****	46.3%	41%	27%	17%	31%	13%
Unscheduled off hire****	0.06%	0.32%	0.05%	0.30%	0.19%	0.27%
Scheduled off hire****	0	0	2.63%	0.64%	0.88%	1.90%
*adjusted for impairment charges of $56 million in 2011, $92.5 million in Q3 2012 and $8.0 million in Q4 2012.
** adjusted for loss on sale of vessels in Q1 and Q2 2012, non-cash impairment charge in 2011,  Q3 2012 and Q4 2012 and non-cash swap related items. EPS is calculated assuming all preferred shares issued on May 3, 2012 have been exchanged for common stock and applying the 12:1 reverse stock split which was effective on July 17, 2012 retrospectively.
*** per common share. Historical dividend per share adjusted for 12:1 reverse split.
**** as % of total operating days in period.

Highlights of the quarter:

•
EBITDA for the quarter of $9.8 million and net income for the quarter of $1.7 million ($0.11 per share) after adjusting for non-cash impairment charge of $8 million.  Net cash provided by operating activities for the quarter was $3.4 million.

•
The Company will pay a dividend of $0.02 per common share and $0.28 per preferred share for the quarter payable on February 19, 2013 for shareholders of record as of February 11, 2013. When determining the dividend our Board has taken into account general business conditions, the continued weak tanker market as well as the chapter 11 filing by Overseas Shipholding Group, Inc. and certain of its affiliates (collectively, “OSG”) and subsequent rejection of the Company’s two long term bareboat charters.

•
As a result of OSG filing for chapter 11, the Company's two long-term bareboat charters for its two Suezmax vessels have been rejected.  The vessels were redelivered to DHT on December 23, 2012 and January 15, 2013 and they are currently trading in the spot market.  DHT will have a claim against the OSG bankruptcy estate related to the rejection of these contracts, which are guaranteed by Overseas Shipholding Group, Inc..  The Company has not reflected such claim and the potential recovery in the financial statements as of December 31, 2012.

•
DHT has entered into time charter contracts for the VLCCs DHT Ann and DHT Chris and the Aframax DHT Cathy in January 2013.  The time charters are entered into with end-users, have durations up to one year and have a mix of fixed rates and market related earnings.  The DHT Eagle is on a time charter until May 2013.  The remaining vessels are operating in the spot market.

•
Following the fleet appraisal for the fourth quarter, DHT repaid $4.0 million under the RBS credit facility in October.  Following the fleet appraisal conducted in early January 2013, DHT repaid $9.0 million in January. The next scheduled principal installment under the RBS facility is in Q1 2016.

•
The Company is in compliance with its loan facilities and had an unencumbered cash balance of $71.3 million (or $4.63 per share) as of December 31, 2012. The Company has no scheduled principal installments under its three credit facilities in 2013 and 2014. Scheduled principal installments under the DVB and DNB credit facilities total $4.9 million in 2015. However, further decline in vessel values may result in additional prepayments in order to remain in compliance with minimum value covenants.

•	Due to the likelihood of a potential sale of one of its vessels, the Company adjusted the carrying value of its fleet through a non-cash impairment charge of $8.0 million.

Fourth Quarter 2012 Financials
The Company reported net revenues for the fourth quarter of 2012 of $16.9 million, compared to revenues of $25.3 million in the fourth quarter of 2011.  The decline is due to a fleet reduction from 12 to 9 vessels and certain vessels coming off fixed rate charters. In the fourth quarter 2012, the two Suezmax vessels that were on bareboat charters to OSG contributed total revenues of $4.6 million.  These two vessels are now operating in the spot market. Vessel operating expenses for the quarter were $4.7 million.

Depreciation and amortization, including depreciation of capitalized survey expenses, was 7.5 million for the quarter.  Commencing with the third quarter 2012, the Company changed the estimated useful life for the calculation of depreciation from 25 years to 20 years. Due to the likelihood of a potential sale of one of its vessels, the Company adjusted the carrying value of its fleet through a non-cash impairment charge of $8.0 million.

G&A for the quarter was $2.4 million and includes non-cash charges related to restricted share agreements for the Company’s management and board of directors.

Interest expenses were $1.7 million for the quarter.

Following the non-cash impairment charge of $8.0 million, the Company had a net loss for the quarter of $6.3 million.  Net cash provided by operating activities for the quarter was $3.4 million.

The increase in accounts receivables during 2012 is primarily due to more vessels operating in the spot market and relates to working capital for vessels operating in commercial pools and in the spot market.

With regards to the vessel on charter to a subsidiary of Frontline, the charter hire is paid monthly in advance. Subsequent to an amendment to the time charter with Frontline whereas the charter hire shall be paid at $26,000 per day monthly in advance for the remaining period of the charter commencing January 1, 2012, the difference between the original charter hire and the amendment, being $6,500 per day, shall be paid in arrears a with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period.  The lump sum payable in December has been paid.

At the end of the quarter, our cash balance was $71.3 million.

As a result of a fleet appraisal related to the RBS credit facility conducted in early January 2013, $9.0 million was classified as a current portion of long-term debt as of December 31, 2012.

As of December 31, 2012, we had 9,140,877 shares of common stock and 369,362 shares of preferred stock issued and outstanding, respectively.  A total of 31,605 shares of preferred stock were exchanged for common stock during the quarter.  On a fully exchanged basis, the Company has a total of 15,420,031 outstanding common shares as of December 31, 2012.

The Company declared a cash dividend of $0.02 per common share and $0.28 per preferred share for the fourth quarter payable on February 19, 2013 for shareholders of record as of February 11, 2013. When determining the dividend our Board has taken into account general business conditions, the continued weak tanker market as well as the chapter 11 filing by OSG and subsequent rejection of the company’s two long term bareboat charters.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EST on Wednesday January 30, 2013, to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 354 1359 within the United States, 23500486 within Norway and +44 20 3364 5381 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through February 6, 2013.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 7934109# as the pass code.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)

ASSETS	Note	Dec. 31 2012	Dec. 31 2011
Current assets		Unaudited	Audited
Cash and cash equivalents		71 303	42 624
Accounts receivable	8	13 874	5 021
Prepaid expenses		485	1 783
Bunkers		3 616	-
Total current assets		89 278	49 428

Vessels	5	310 023	454 542
Other property, plant and equipment		458	533
Other long term receivables		-	54
Total non-current assets		310 481	455 129

Total assets		399 759	504 557

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		6 199	5 243
Derivative financial instruments	4	772	3 422
Current portion long term debt	4	9 000	16 938
Prepaid charter hire		155	8 357
Total current liabilities		16 125	33 959

Non-current liabilities
Long term debt	4	202 637	263 632
Derivative financial instruments	4	-	178
Other non-current liabilities		-	340
Total non-current liabilities		202 637	264 150

Total liabilities		218 762	298 109

Stockholders' equity
Stock	6,7	95	54
Paid-in additional capital	6,7	386 159	309 314
Retained ernings/(deficit)		(205 258)	(102 164)
Other components of equity		-	(756)
Total stockholders equity		180 997	206 448

Total liabilities and stockholders' equity		399 759	504 557

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

		Q4 2012	Q4 2011	YTD	YTD
	Note	Oct.1 - Dec.31 2012	Oct.1 - Dec.31 2011	Jan. 1 - Dec. 31 2012	Jan. 1 - Dec. 31 2011
		Unaudited	Unaudited	Unaudited	Audited
Gross revenues		$20 580	25 312	97 194	100 123
Voyage expenses		(3 683)	-	(10 822)	(1 286)
Net revenues		$16 897	25 312	86 372	98 837

Vessel operating expenses		(4 737)	(7 616)	(24 387)	(30 811)
Charter hire expense		-	(2 463)	(6 892)	(6 150)
Depreciation and amortization	5	(7 547)	(7 293)	(32 077)	(30 278)
Impairment charge	5	(8 000)	-	(100 500)	(56 000)
General and administrative expense		(2 388)	(2 131)	(9 788)	(9 152)
Total operating expenses		$(22 672)	(19 502)	(173 645)	(132 391)

Profit / loss, sale of vessel				(2 231)

Operating income		$(5 775)	5 809	(89 504)	(33 554)

Interest income		83	10	272	91
Interest expense		(1 665)	(1 995)	(7 330)	(7 347)
Fair value gain/(loss) on derivative financial instruments	4	1 169	448	2 702	949
Other Financial income/(expenses)		(41)	30	(33)	(230)
Profit/(loss) before tax		$(6 229)	4 303	(93 892)	(40 091)

Income tax expense		(38)	(109)	(161)	(181)
Net income/(loss) after tax		$(6 267)	4 193	(94 054)	(40 272)
Attributable to the owners of parent		$(6 267)	4 193	(94 054)	(40 272)

Basic net income/(loss) per share		(0,41)	0,78	(7,83)	(7,70)
Diluted net income/(loss) per share		(0,41)	0,78	(7,83)	(7,70)

Weighted average number of shares (basic)		15 419 683	5 370 897	12 012 133	5 229 019
Weighted average number of shares (diluted)		15 419 683	5 370 897	12 012 133	5 230 157

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$(6 267)	4 193	(94 054)	(40 272)

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		206	402	756	1,739

Total comprehensive income for the period		$(6 061)	4 595	(93 297)	(38 533)

Attributable to the owners of parent		$(6 061)	4 595	(93 297)	(38 533)

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

		4Q 2012	4Q 2011	2012	2011
	Note	Oct. 1 - Dec. 31, 2012	Oct. 1 - Dec. 31, 2011	Jan. 1 - Dec. 31, 2012	Jan. 1 - Dec. 31, 2011
		Unaudited	Unaudited	Unaudited	Audited
Cash Flows from Operating Activities:
Net income		$(6 267)	4 193	(94 054)	(40 272)
Items included in net income not affecting cash flows:
Depreciation and amortization	5	7 630	7 449	32 404	30 527
Impairment charge	5	8 000	-	100 500	56 000
Profit / loss, sale of vessel	5	-	-	2 231	-
Amortization related to interest and swap expense		(540)	(448)	(2 073)	(949)
Deferred compensation related to options and restricted stock		160	249	887	897
Changes in operating assets and liabilities:
Accounts receivable, prepaid expenses		710	(41)	(7 501)	(2 837)
Accounts payable and accrued expenses		(5 579)	8 917	(7 586)	965
Bunkers		(737)	-	(3 616)	-
Net cash provided by operating activities		$3 376	20 319	21 192	44 331

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits					0
Investment in vessels		(17)	(1 917)	(3 819)	(122 574)
Sale of vessels		-	-	13 662	-
Investment in property, plant and eqipment		(13)	(5)	(23)	(630)
Net cash used in investing activities		$(30)	(1 923)	9 820	(123 204)

Cash flows from Financing Activities
Issuance of stock	6,7			75 944	67 540
Cash dividends paid	7	(286)	(1 934)	(9 040)	(19 706)
Issuance of long term debt	4	-	-	-	60 169
Repayment of long-term debt	4	(4 000)	(19 234)	(69 237)	(45 077)
Net cash provided by/(used) in financing activities		$(4 286)	(21 168)	(2 333)	62 926

Net increase/(decrease) in cash and cash equivalents		(940)	(2 771)	28 679	(15 948)
Cash and cash equivalents at beginning of period		72 243	45 392	42 624	58 569
Cash and cash equivalents at end of period		$71 303	42 621	71 303	42 621

Specification of items included in operating activities:
Interest paid		1 629	1 833	6 872	6 920
Interest received		122	28	240	109

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

	Preferred Stock
		Common Stock		Paid-in			Paid-in
	Note	Shares	Amount	Additional Capital	Shares	Amount	Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
Balance at January 1, 2011		4 076 830	$41	$240 983				$(42 188)	$(2 495)	$196 341
Total comprehensive income								(40 272)	1 739	(38 533)
Cash dividends declared and paid	7							(19 704)		(19 704)
Issue of stock	6	1 285 442	13	67 435						67 448
Compensation related to options and restricted stock		8,625		896						896
Balance at Dec. 31, 2011		5 370 897	54	309 314				(102 164)	(756)	206 448

	Preferred Stock
		Common Stock		Paid-in			Paid-in		Cash
	Note	Shares	Amount	Additional Capital	Shares	Amount	Additional Capital	Retained Earnings	Flow Hedges	Total equity
Balance at January 1, 2012		5 370 897	$54	$309 314				$(102 164)	$(756)	$206 448
Total comprehensive income								(94 054)	756	(93 297)
Cash dividends declared and paid	7							(9 040)	-	(9 040)
Issue of stock		2 503 200	25	17 000	442 666	5	58 969		-	75 999
Exchange of preferred stock		1 246 168	12	9 753	(73 304)	(1)	(9 765)			(0)
Compensation related to options and restricted stock		20,612	0	888						888
Balance at Dec. 31, 2012		9 140 877	91	336 955	369 362	4	49 204	(205 258)	0	180 997

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2012

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St. Helier, Jersey, Channel Islands. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers.

The financial statement were approved by the Company’s Board of Directors (the “Board”) on January 28, 2013 and authorized for issue on January 29, 2013.

Note 2 – General accounting principals
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2011.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2011 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2012 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

●	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective January 1, 2011.

●	Classification of rights issues (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction’.

●	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only. The Company’s management manages the Company’s operations as one business segment.

Entity-wide disclosures:

Information about major customers:
As of December 31, 2012, one of the Company’s nine vessels was on charter, pursuant to a time charter to a subsidiary of Frontline. Three vessels will enter time charters in January 2013 to three different customers for periods up to one year.  The other five vessels operate in commercial pools or in the spot market.

Note 4 – Interest bearing debt
As of December 31, 2012, DHT had interest bearing debt totalling $212.7 million, of which $140.3 million is priced at Libor+0.70%, $29.3 million is priced at Libor+0.85%, $18.4 million is priced at Libor+3.00% and $24.8 million is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of December 31, 2012, the Company had one interest rate swap in an amount of $65 million under which DHT pays a fixed rate of 5.95% including margin of 0.85%. The interest rate swap expired on January 18, 2013. From January 1, 2009, the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

The Company’s credit agreements contain a financial covenant related to the charter-free market value of the Company’s vessels that secure the obligations under the credit facilities. With regards to the credit agreement with the Royal Bank of Scotland the charter free value (broker valuations) of the vessels that secure the obligations under this credit facility shall at all times be above 120% of the outstanding debt under the facility plus the actual or notional cost of terminating the interest rates swap. In order to stay in compliance with this covenant, the Company made a prepayment of $4.0 million in the fourth quarter 2012. As a result of a fleet appraisal related to the RBS credit facility conducted in early January 2013, the Company repaid $9.0 million in January in order to stay in compliance with this covenant.  This amount has been classified as current portion of long-term interest bearing debt as of December 31, 2012.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle.  The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i)  the "Value-to-Loan Ratio will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two amendments became effective upon the completion of the equity offering in early May at which time the above prepayments were made. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

Scheduled debt repayments (USD million)

	Jan. 1 to
	March. 31, 2013	2013	2014	2015	2016	Thereafter	Total
RBS	9,0	-	-	-	34,4	126,2	169,6
DVB	-	-	-	2,4	15,9	-	18,4
DNB	-	-	-	2,5	22,3	-	24,8
Total	9,0	-	-	4,9	72,5	126,2	212,7
Unamortized upfront fees							(1,0)
Total long term debt including current portion							211,6

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of December 31, 2012.

In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we make assumptions about future charter rates, future use of vessels, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on current market conditions, historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test resulted in a non-cash impairment charge in the fourth quarter of $8 million. The impairment test has been performed using an estimated weighted average cost of capital of 8.39%.

Commencing with the third quarter of 2012, we have assumed an estimated useful life of 20 years, down from 25 years as the Company believes this is a more reasonable estimate of useful life for its vessels in the current market environment.

The Aframaxes Overseas Rebecca and Overseas Ania were sold during the second quarter of 2012. DHT incurred a loss of $1.4 million on the sale of the two vessels in the second quarter.  A loss of $0.9 million related to the Overseas Rebecca was recorded in the first quarter 2012.

Note 6 – Equity Offering
A backstopped equity offering and a concurrent private placement of common stock and preferred stock by the Company closed on May 2, 2012.  DHT issued a total of 30,038,400 shares of common stock with par value of $0.01 per share and 442,666 shares of preferred stock with par value of $0.01 per share for total net proceeds of $76.0 million after expenses amounting to $4.0 million.  Upon effectiveness of the reverse stock split on July 17, 2012, the preferred shares became exchangeable into 7,525,322 shares of common stock on a split-adjusted basis and assuming no further adjustments.  Unless voluntarily exchanged by each shareholder prior to June 30, 2013, the preferred shares will automatically be exchanged for shares of common stock in July 2013.  Assuming the full exchange of all shares of preferred stock into shares of common stock a total of approximately 15.4 million shares of common stock would have been issued and outstanding.

In February 2011, DHT issued a total of 15,425,300 shares of common stock with par value of $0.01 per share for total net proceeds of $67.5 million after underwriting discount and expenses amounting to $4.2 million.

Note 7 – Stockholders equity and dividend payment
At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT's common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective after the close of business on July 16, 2012.

	Common stock	Preferred stock
Issued at December 31, 2012	9 140 877	369 362
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at December 31, 2012	30,000,000	1,000,000

Common stock:

Each outstanding share of common stock entitles the  holder to one vote on all matters submitted to a vote of stockholders. submitted to a vote of stockholders. The common shares outstanding reflect the 12-for-1 reverse split effective on July 17, 2012.

Preferred stock:

Terms and rights of preferred stock will be established by the Board when and if such shares would be issued. shares are issued. For the terms and rights of the preferred shares issued on May 2, 2012, please refer to the prospectus supplement filed with the Securities and Exchange Commision on March 19, 2012.

Dividend payment:

Dividend payment as of December 31, 2012:

Payment date:	Total payment	Per common share
November 12, 2012	$ 0.3 million*	$0.02
August 16, 2012	$ 3.4 million**	$0.24
May 23, 2012	$ 3.4 million**	$0.24	***
February 15, 2012	$ 1.9 million	$0.36	***
Total payment as of December 31, 2012:	$ 9.0 million	$0.86
*total payment on November 12, 2012 include $0.28 per preferred share.
**total payment on August 16 and May 23, 2012 include $3.40 per preferred share.
***adjusted for the 12-for-1 reverse stock split effective on July 17, 2012.

Dividend payment 2011:

Payment date:	Total payment	Per share*
February 11, 2011	$ 4.9 million	$1.20
May 10, 2011	$ 6.4 million	$1.20
August 4, 2011	$ 6.4 million	$1.20
November 15, 2011	$ 1.9 million	$0.36
Total payment as of December 31, 2011:	$ 19.7 million	$3.96
*adjusted for the 12-for-1 reverse stock split effective on July 17, 2012.

Note 8 – Accounts receivable
The increase in accounts receivables during 2012 is primarily due to more vessels operating in the spot market. A significant part of the accounts receivable as of December 31, 2012 relates to working capital for vessels operating in commercial pools and in the spot market. With regards to the vessel on charter to a subsidiary of Frontline, the charter hire is paid monthly in advance. Subsequent to an amendment to the time charter with Frontline whereas the charter hire shall be paid at $26,000 per day monthly in advance for the remaining period of the charter commencing January 1, 2012, the difference between the original charter hire and the amendment, being $6,500 per day, shall be paid in arrears a with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period.  The lump sum payable in December 2012 has been paid and the accounts receivable from Frontline was $0.1 million as of December 31, 2012.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2011 annual report on Form 20F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On January 28, 2013 the Board approved a dividend of $0.02 per common share and $0.28 per preferred share related to the fourth quarter 2012 to be paid on February 19, 2013 for shareholders of record as of February 11, 2013.